Exhibit 99.32

Valour Announces 2023 AGM Voting Results

TORONTO, June 20, 2023 /PRNewswire/ - Valour Inc. (the “Company” or “Valour”) (NEO: DEFI) (GR: RMJR) (OTCQB: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, is pleased to announce the voting results from the Annual General and Special Meeting of shareholders held on June 20, 2023. The nominees listed in the Management Information Circular dated May 11, 2023 for the 2023 Annual General and Special Meeting of shareholders of the Company (the “Meeting”) were elected as directors of the Company. A total of 14.60% of all of the issued and outstanding shares of the Company were represented at the Meeting.

Election of Directors

The shareholders approved the election as directors of the persons listed below, based on the following vote.

Nominee	% Votes For	% Votes Withheld
Olivier Roussy Newton	99.07	0.93
Krisztian Toth	94.09	5.91
William Steers	85.23	14.77
Mikael Tandetnik	99.10	0.90
Stefan Hascoet	99.19	0.81

Shareholders voted 98.8% in favour of the ratification and approval of the appointment of BF Borgers CPA PC, the Company’s auditors, with 1.12% of shareholders withholding their vote on the appointment of auditors.

Shareholders voted 98.26% in favour of the approval of the Company’s name change to “DeFi Technologies Inc.” (the “Name Change”), with 1.74% of shareholders withholding their vote on the Name Change.

The board of directors of the Company would like to express its gratitude to its shareholders for their high levels of participation and support.

About Valour

Valour Inc. is a technology company bridging the gap between traditional capital markets and decentralized finance. Our mission is to expand investor access to industry-leading decentralized technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://valour.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to: the Meeting; the Name Change; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by Valour and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

For further information, please contact:
Investor Relations
ir@valour.com

SOURCE DeFi Technologies, Inc.